Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

August 8, 2022

Notice to shareholders of The Drilling Company of 1972 A/S residing in Japan

In November 2021, The Drilling Company of 1972 A/S ("Maersk Drilling") and Noble Corporation ("Noble") agreed to combine to form a global leader in offshore drilling.

Noble shareholders approved the business combination at an extraordinary general meeting on 10 May 2022. Following this, and in accordance with Danish legislation, Noble Corporation plc ("Topco") has submitted a recommended voluntary public share exchange offer (the “Exchange Offer”) to the shareholders of Maersk Drilling.

In exchange for each Maersk Drilling share, the Maersk Drilling shareholders are offered 1.6137 new shares in Topco. Maersk Drilling shareholders also have the opportunity to elect to receive cash consideration in the amount of USD 46.79 per Maersk Drilling share (in lieu of the entitlement to certain Topco shares) up to the amount of USD 1,000 per shareholding, payable in DKK and subject to an aggregate cash consideration cap of USD 50 million.

The Exchange Offer is subject to customary regulatory approvals, as well as acceptances of the Exchange Offer from at least 80% of the outstanding share capital and voting rights of Maersk Drilling.

Maersk Drilling’s board of directors unanimously recommends the Maersk Drilling shareholders to accept the Exchange Offer, which expires on 8 September 2022 (subject to any extensions of the offer period).

APMH Invest A/S, holding approximately 42% of Maersk Drilling’s total share capital and voting rights, has irrevocably undertaken to accept the Exchange Offer and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond and Den A.P. Møllerske Støttefond, together holding approximately 12% of Maersk Drilling’s total share capital and voting rights, have also expressed their intention to accept the Exchange Offer.

On Maersk Drilling’s website (www.maerskdrilling.com) and Noble's website (www.noblecorp.com) you will find relevant documents related to the Exchange Offer, including the Offer Document (as defined below), the exemption document (as defined below), the statutory statement by Maersk Drilling’s board of directors and an acceptance form for the exchange offer.

The full terms and conditions of the Exchange Offer are set out in the offer document prepared in accordance with the Danish Executive Order no. 636 of 15 May 2020 on takeover bids, and as approved by the Danish Financial Supervisory Authority on 8 August 2022 (the "Offer Document"). Maersk Drilling shareholders are urged to read the Offer Document and the exemption document as approved by the Danish Financial Supervisory Authority on 8 August 2022 (the "Exemption Document"), along with any appendices thereto, in their entirety prior to making any decision to accept the Exchange Offer.

IMPORTANT INFORMATION

(if not otherwise set out herein, defined terms shall have the meaning given to them in the Offer Document).

The offering and delivery of the shares in Japan have been made without registration under Article 4, paragraph (1) of the Financial Instruments and Exchange Act of Japan (the "FIEA") pursuant to the Small Number Private Placement Exemption under Article 2, paragraph (3), item (ii), (c) of the FIEA.

This notice is for information purposes only and does not constitute or contain any invitation, solicitation, recommendation, offer or advice to any person to subscribe for or otherwise acquire or dispose of any securities of Noble, Maersk Drilling or Topco.

The Exchange Offer is not being made, and the Maersk Drilling Shares will not be accepted for purchase from or on behalf of persons, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Document and/or the Exemption Document. Persons obtaining the Offer Document and/or the Exemption Document and/or into whose possession the Offer Document and/or the Exemption Document comes are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Topco, Noble nor any of their advisors accept any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who intends to forward the Offer Document and/or the Exemption Document or any related document to any jurisdiction outside Denmark should inform themselves of the laws of the relevant jurisdiction and should also carefully read the information contained in the Offer Document and the Exemption Document, before taking any action. The distribution of the Offer Document and/or the Exemption Document in jurisdictions other than Denmark may be restricted by law, and, therefore, persons who come into possession of the Offer Document and/or the Exemption Document should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction. Any recipient of the Offer Document and/or the Exemption Document who is in any doubt in relation to these restrictions should consult his or her professional advisors in the relevant jurisdiction. Neither Topco, Noble nor their advisors accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Denmark and the United States that would permit a public offering of shares in Topco, the Topco Offer Shares, the Acceptance Shares or Cash Acceptance Shares, or permit possession or distribution of the Offer Document and/or the Exemption Document or any advertising material relating to the shares in Topco, the Topco Offer Shares the Acceptance Shares or Cash Acceptance Shares, except as described in the Offer Document or the Exemption Document.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco has filed a Registration Statement on Form S-4 with the SEC. The Registration Statement includes (1) a proxy statement of Noble that also constitutes a prospectus for Topco in connection with Topco’s issuance of Topco shares to Noble shareholders and (2) the English translation of the draft offer document published by Topco in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. Topco has filed a Danish language version of the offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.